UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Changyou.com Limited

(Name of Issuer)

Class A Ordinary Shares, $.01 par value per share

(Title of Class of Securities)

15911M107

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15911M107

1.	Names of reporting persons Prominence Investments Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	5.

Sole voting power

14,040,000 Class A ordinary shares (1) (2), of which 1,800,000 Class A ordinary shares are represented by 900,000 American depositary shares of the Issuer. (Each American depositary share represents two Class A ordinary shares.)

	6.	Shared voting power 0
7.

Sole dispositive power

14,040,000 Class A ordinary shares (1), of which 1,800,000 Class A ordinary shares are represented by 900,000 American depositary shares of the Issuer. (Each American depositary share represents two Class A ordinary shares.)

	8.	Shared dispositive power 0
9.

Aggregate amount beneficially owned by each reporting person

14,040,000 Class A ordinary shares (1), of which 1,800,000 Class A ordinary shares are represented by 900,000 American depositary shares of the Issuer. (Each American depositary share represents two Class A ordinary shares.)

10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 13.3% (3)(1)
12.	Type of reporting person (see instructions) CO

(1)	Prominence Investments Ltd. is the record and beneficial owner of, and has sole voting and dispositive power with respect to (i) 1,800,000 Class A ordinary shares, represented by 900,000 American depositary shares of the Issuer, and (ii) 12,240,000 Class B ordinary shares, par value of $0.01 per share (“Class B ordinary shares”), of the Issuer, which are convertible into 12,240,000 Class A ordinary shares at any time at the election of Prominence Investments Ltd. As a result, Prominence Investments Ltd. may be deemed, pursuant to Rule 13d-3 under the Exchange Act of 1934, as amended (the “Exchange Act”), to beneficially own the 12,240,000 Class A ordinary shares issuable upon the conversion of such 12,240,000 Class B ordinary shares. Class B ordinary shares are not reportable on this Amendment No. 3 to Schedule 13G (this “Amendment No.3”) pursuant to Rules 13(d) and (g) under the Exchange Act.
(2)	With respect to matters requiring a shareholder vote, holders of Class A ordinary shares and holders of Class B ordinary shares vote together as one class. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes. As a result, the 1,800,000 Class A ordinary shares (represented by 900,000 American depositary shares of the Issuer) and 12,240,000 Class B ordinary shares held of record by Prominence Investments Ltd. represent approximately 14.6% of the voting power of all issued and outstanding ordinary shares of the Issuer.
(3)	Class A ordinary shares and Class B ordinary shares have identical rights with the exception of voting rights, and the Class B ordinary shares’ conversion right. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the election of the holder. See Footnote (2) for a description of the voting rights of holders of Class A ordinary shares and Class B ordinary shares. For the purpose of calculating percentage ownership in this Amendment No. 3, the Reporting Persons have treated Class A ordinary shares and Class B ordinary shares as if they were the same class. The percentage is calculated based on 23,184,186 Class A ordinary shares (including Class A ordinary shares represented by American depository shares of the Issuer) and 82,490,000 Class B ordinary shares issued and outstanding as of December 31, 2013, calculated pursuant to Rule 13d-3(d)(1).

CUSIP No. 15911M107

1.	Names of reporting persons. Tao Wang
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	5.

Sole voting power

14,040,000 Class A ordinary shares (4)(5), of which 1,800,000 Class A ordinary shares are represented by 900,000 American depositary shares of the Issuer. (Each American depositary share represents two Class A ordinary shares.)

	6.	Shared voting power 0
7.

Sole dispositive power

14,040,000 Class A ordinary shares (4), of which 1,800,000 Class A ordinary shares are represented by 900,000 American depositary shares of the Issuer. (Each American depositary share represents two Class A ordinary shares.)

	8.	Shared dispositive power 0
9.

Aggregate amount beneficially owned by each reporting person

14,040,000 Class A ordinary shares (4), of which 1,800,000 Class A ordinary shares are represented by 900,000 American depositary shares of the Issuer. (Each American depositary share represents two Class A ordinary shares.)

10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 13.3% (6)
12.	Type of reporting person (see instructions) IN

(4)	Prominence Investments Ltd. is ultimately owned by a trust of which Tao Wang is the primary beneficiary. Mr. Wang may be deemed to beneficially own (i) 1,800,000 Class A ordinary shares, represented by 900,000 American depositary shares, held by Prominence Investments Ltd. and (ii) 12,240,000 Class A ordinary shares which are deemed to be beneficially owned by Prominence Investments Ltd. and is filing this Amendment No. 3 with respect to such 14,040,000 shares. Also see Footnote (1).
(5)	See Footnote (2) for a description of the voting rights with respect to the 1,800,000 Class A ordinary shares (represented by 900,000 American depositary shares) and the 12,240,000 Class B ordinary shares held of record by Prominence Investments Ltd.
(6)	See Footnotes (1), (3) and (4).

This Amendment No. 3 amends and restates in its entirety the Statement on Schedule 13G jointly filed by Prominence Investments Ltd. and Tao Wang with the Securities and Exchange Commission (the “SEC”) on February 12, 2010, as amended by Amendment No. 1 filed by the Reporting Persons with the SEC on February 14, 2011 and Amendment No. 2 filed with the SEC on February 10, 2012.

Item 1.

	(a)	Name of Issuer: Changyou.com Limited

	(b)	Address of Issuer’s Principal Executive Offices: East Tower, Jing Yan Building No. 29 Shijingshan Road, Shijingshan District Beijing 100043 People’s Republic of China

Item 2.

(a)

Name of Person Filing:

Prominence Investments Ltd. and Tao Wang. The persons named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)

Address of Principal Business Office or, if None, Residence:

Prominence Investments Ltd.

c/o Credit Suisse Trust, Singapore

1 Raffles Link #05-02

Singapore

Tao Wang

East Tower, Jing Yan Building

No. 29 Shijingshan Road, Shijingshan District

Beijing 100043

People’s Republic of China

	(c)	Citizenship: Prominence Investments Ltd. is a corporation organized under the laws of the British Virgin Islands. Tao Wang is a citizen of the People’s Republic of China.

	(d)	Title of Class of Securities: Class A ordinary shares, $.01 par value per share

	(e)	CUSIP Number: 15911M107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not Applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

Prominence Investments Ltd. owns or is deemed to beneficially own 14,040,000 Class A ordinary shares, which include (i) 1,800,000 Class A ordinary shares, represented by 900,000 American depositary shares of the Issuer, held by Prominence Investments, Ltd. and (ii) 12,240,000 Class A ordinary shares which are issuable upon the conversion of 12,240,000 Class B ordinary shares held of record by Prominence Investments Ltd. and may be deemed to be beneficially owned by Prominence Investments Ltd. pursuant to Rule 13d-3 under the Exchange Act. Also see Footnote (1).

Prominence Investments Ltd. is ultimately owned by a trust of which Tao Wang is the primary beneficiary. Mr. Wang may be deemed to beneficially own 14,040,000 Class A ordinary shares which are owned or deemed to be beneficially owned by Prominence Investments Ltd.

(b)

Percent of class:

Prominence Investments Ltd.: 13.3%

Tao Wang: 13.3%

For the purpose of calculating percentage ownership, the Reporting Persons have treated Class A ordinary shares and Class B ordinary shares as if they were the same class. The foregoing percentages are calculated based on 23,184,186 Class A ordinary shares and 82,490,000 Class B ordinary shares issued and outstanding as of December 31, 2013, pursuant to Rule 13d-3(d)(1). Also see Footnote (3).

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote*: 14,040,000 Class A ordinary shares for Prominence Investments Ltd. 14,040,000 Class A ordinary shares for Tao Wang.

*	See Footnotes 2 for a description of Prominence Investments Ltd’s voting power with respect to the 1,800,000 Class A ordinary shares and 12,240,000 Class B ordinary shares.

(ii)	Shared power to vote or to direct the vote 0 shares for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of 14,040,000 Class A ordinary shares for Prominence Investments Ltd. 14,040,000 Class A ordinary shares for Tao Wang.

(iv)	Shared power to dispose or to direct the disposition of 0 shares for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date : January 28, 2014

Prominence Investments Ltd.

For and on behalf of TANAH MERAH LIMITED Corporate Director

By:	/s/ Keith Ng /s/ Serene Chew
Authorized Signatories

/s/ Tao Wang
Tao Wang